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[STANTEC LOGO]                                                      NEWS RELEASE

FOR IMMEDIATE RELEASE

STANTEC ANNOUNCES RENEWAL OF NORMAL COURSE ISSUER BID

EDMONTON AB (MAY 30, 2005) TSX:STN

Stantec Inc. announced today that a Notice of Intention to renew a Normal Course Issuer Bid has been filed with, and accepted by, the Toronto Stock Exchange, pursuant to which Stantec may purchase up to 946,705 of its common shares, representing approximately 5% of the shares. Stantec had a total of 18,934,119 common shares outstanding as at May 16, 2005. The purchases may commence on June 1, 2005, and will terminate on May 31, 2006 or on such earlier date as Stantec may complete its purchases pursuant to the Notice of Intention. Stantec will make the purchases in accordance with the rules and policies of the exchange, and the prices that Stantec will pay for any common shares will be the market price of such shares at the time of acquisition. Stantec will make no purchases of common shares other than open-market purchases.

Stantec believes that, from time to time, the market price of its common shares does not fully reflect the value of its business and its future business prospects. As a result, Stantec believes at such times that its outstanding common shares represent an attractive investment and an appropriate and desirable use of its available funds. Stantec also believes that the purchase of its common shares may be advisable, periodically, to offset the dilution resulting from the exercise of options and the dilution that occurs as a result of common shares issued in connection with acquisitions. Any common shares purchased by Stantec will be cancelled. As at May 16, 2005, pursuant to its normal course issuer bid in place since June 1, 2004, Stantec has purchased 104,700 common shares at an average price of C$22.95 per share.

STANTEC provides comprehensive professional services in planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences project management, and project economics. The Company supports clients at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 4,000 employees operating out of 50 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN.

Media Contact                  Investor Contact
Jay Averill                    Simon Stelfox
Media Relations                Investor Relations Manager
Stantec                        Stantec
Tel: 780-917-7441              Tel: 780-917-7288

                                                                     STANTEC.com